NO ACT

PE 12-05-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070050

December 23, 2008

Received SEC
DEC 2 3 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-23-08

Patricia Stout
Deputy General Counsel
Beckman Coulter, Inc.
4300 Harbor Boulevard
P.O. Box 3100
Fullerton, CA 92834-3100

Re: Beckman Coulter, Inc.
Incoming letter dated December 5, 2008

Dear Ms. Stout:

This is in response to your letter dated December 5, 2008 concerning the shareholder proposal submitted to Beckman Coulter by the New England Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mark Erlich
Fund Chairman
New England Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

December 23, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Beckman Coulter, Inc.
Incoming letter dated December 5, 2008

The proposal requests the implementation of a set of executive compensation reforms at Bank of New York Mellon.

There appears to be some basis for your view that Beckman Coulter may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if Beckman Coulter omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Beckman Coulter relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

BECKMAN COULTER

December 5, 2008

RECEIVED
2008 DEC -8 PM 3:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Beckman Coulter, Inc. Proxy Proposal by the New England Carpenters Pension Fund**

Ladies and Gentlemen:

This letter and the accompanying materials are being submitted on behalf of Beckman Coulter, Inc., a Delaware corporation (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal and supporting statement (the "Proposal") from the Company's proxy materials for its 2009 Annual Meeting of Stockholders (the "2009 Proxy Materials"). Mr. Mark Erlich, Chairman of the New England Carpenters Pension Fund (the "Proponent"), submitted the Proposal on behalf of the New England Carpenters Pension Fund by letter dated November 12, 2008.

In accordance with Rule 14a-8(j), enclosed are six copies of this letter and the one page Proposal the Company received (attached as Exhibit A). A copy of this letter, together with enclosures, is being mailed to the Proponent. This letter is being submitted to the Staff not fewer than 80 days before the Company intends to file its definitive proxy statement for the 2009 Annual Meeting of Stockholders with the Securities and Exchange Commission (the "Commission").

The Company respectfully requests the Staff to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2009 Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the 2009 Proxy Materials for the reasons set forth in detail below.

1. **Rule 14a-8(i)(6): The Proponent's Proposal May be Excluded Because the Company Lacks the Power or Authority to Implement the Proposal.**

The Proponent's Proposal may be excluded from the Company's 2009 Proxy Materials because the Company lacks the power and the authority to reform an unaffiliated company's executive compensation arrangements.

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal."

The Staff has in the past acknowledged Rule 14a-8(i)(6) as an appropriate basis for exclusion where a proposal would require intervening actions by a company that was unaffiliated with and exerted no control over another company. *See Harsco Corporation* (available February 16, 1988). The Proposal requests that the Board of Directors and its compensation committee implement numerous executive compensation reforms at Bank of New York Mellon ("Mellon"), an entity unaffiliated with the Company. The Company does not directly or indirectly control Mellon, nor does the Company have any direct or indirect interest in Mellon. While Bank of Mellon Trust Company, N.A., a subsidiary of Mellon ("Mellon Trust"), serves as a trustee for the Company under an indenture, this contractual relationship does not give the Company the power or the authority to implement or influence the executive compensation reforms raised in the Proposal. As such, Mellon's executive compensation plans are expressly controlled by Mellon and any reforms to its executive compensation plans must be directed to and implemented by Mellon's board of directors implemented by Mellon's board of directors.

It is impossible for the Company to implement the executive compensation reforms contained in the Proposal. In accordance with Rule 14a-8(i)(6) and the Staff's previous no-action positions, the Company believes that it may properly exclude the Proponent's Proposal from its 2009 Proxy Materials and respectfully requests that the Staff concur.

2. **Rule 14a-8(i)(5): The Proponent's Proposal May be Excluded Because the Proposal Is Not Related to the Company's Business.**

The Proponent's Proposal may be excluded from the Company's 2009 Proxy Materials because executive compensation reforms at Mellon are not related to the Company's business. Rule 14a-8(i)(5) permits the exclusion of a proposal that relates to operations which (i) account for less than 5 percent of the Company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and (iii) is not otherwise significantly related to the Company's business. Mellon does not account for any of the Company's assets, net earnings or gross sales and is not significantly related to the Company's business.

In determining if a stockholder proposal requesting a company to adopt a policy is significant to a company's business, the Staff has looked to the subject matter of the proposed policy and has permitted a company to exclude proposals unrelated to its business. *See Procter & Gamble Co.* (available Aug. 11, 2003). As discussed earlier, the executive compensation reforms called for in the Proposal relate to Mellon, an entity unaffiliated with the Company. While Mellon Trust serves as a trustee for the Company in an indenture, compensation limits on an unaffiliated entity's executives bear no relationship to the Company's business. The Proposal relates to Mellon's participation in the Troubled Asset Relief Program of the Economic Emergency Stabilization Act of 2008 ("TARP"), and states that Mellon has received an infusion of capital from the U.S. Treasury. Unlike Mellon, the Company is not a financial institution, is not a participant in TARP, and has not received any infusion of capital from the U.S. Treasury.

Based on the foregoing and in accordance with Rule 14a-8(i)(5) and the Staff's previous no-action positions, the Company believes that it may properly exclude the Proponent's Proposal from its 2009 Proxy Materials and respectfully requests that the Staff concur.

For the foregoing reasons, the Company respectfully requests that the Staff agree that the Company may omit the Proposal from its proxy materials for its 2009 Annual Meeting of Stockholders. If you have any questions or need any further information, please call the undersigned at (714) 773-8227.

Very truly yours,

Patricia Stout
Patricia Stout
Deputy General Counsel

Enclosures

cc: Mr. Mark Erlich

TARP Capital Purchase Program
Executive Compensation Reforms Proposal

Resolved: Given that Bank of New York Mellon ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to

END